News Release

Number 10, 2003

NVS Hockey To Sponsor World Inline Roller Hockey Tournament

Edmonton, Alberta, June 9, 2003: New Version Sport (NVS) Hockey, a wholly owned subsidiary of Resin Systems Inc. (RS - TSX Venture) announced today that it will be the official sponsor to the World Inline Cup being held in Edmonton July 8th to 13th.

In the words of the tournament’s sponsorship co-ordinator Bryan Thomas, “Inline is the fastest growing sport around. NVS sticks are the newest and most exciting development in the sport right now. We will be using a limited edition souvenir stick with custom graphics to commemorate the World Inline Cup.”

The Tournament will showcase over a thousand athletes, comprising approximately 104 teams from 10 countries such as Australia, Great Britain, Italy, Spain, South Africa, Germany and the United States. More information about the World Inline Cup can be seen as www.rollerhockey.ab.ca.

NVS sees its sponsorship as a prime opportunity to expose hundreds of players and coaches from around the world to the superior qualities of the NVS composite hockey shaft. Inline roller hockey players number in the millions, which represents a large global market for NVS and its line of shafts employing new composite technologies.

As part of its marketing and sales efforts in ice hockey, NVS will be the exclusive supplier of composite shafts/sticks to the Williams Lake Timberwolves, a member of the British Columbia Junior A Hockey League. The next step for superior players from Junior A teams such as the Timberwolves is the National Hockey League. Kevin Nohr, General Manager of the Timberwolves commented, “we chose NVS because of player performance issues as well as anticipated budget savings due to the superior durability characteristics of the shaft over current brands.” The initiative has resulted in positive presentations to 7 other teams in the B.C. Junior A League. This approach is at the heart of the NVS marketing strategy. Cementing relationships with hockey associations throughout North America is designed to accelerate sales as hockey organizations will receive a portion of the proceeds to fund the needs of their respective associations.

In keeping with marketing programs aimed at quickly elevating NVS brand awareness in ice and inline roller hockey, RS/NVS also announced today a new role for Douglas Grindstaff, a director and advisor to the Company. Mr. Grindstaff will spearhead international marketing and sales efforts for the NVS sporting goods area as well as Resin System’s new composite poles and light standards for the power and utility sectors. Mr. Grindstaff, who resides in Nashville, Tennessee, is the former President of Proctor & Gamble Canada and has twice been selected as Marketer Of The Year by the Academy of Market Science (see news release of July 29, 2002).

For further information contact:

Greg Pendura, President & CEO

        Grant Howard

Resin Systems Inc.

     The Howard Group Inc.

Ph:(780) 482-1953

                  (888)221-0915

Email: greg@resinsystemsinc.com

       Email: grant@howardgroupinc.com

Jennifer Martin, Marketing Assistant

www.howardgroupinc.com

New Version Sport

Ph: (780) 482-2134

Email: info@nvshockey.com

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